January 23, 2025

Yoav Zeif
Chief Executive Officer
STRATASYS LTD.
7665 Commerce Way
Eden Prairie, Minnesota 55344

       Re: STRATASYS LTD.
           Form 20-F for the fiscal year ended December 31, 2023
           Response dated January 10, 2025
           Form 6-K furnished on November 13, 2024
           File No. 001-35751
Dear Yoav Zeif:

       We have reviewed your January 10, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
December 17, 2024 letter.

Form 20-F for the fiscal year ended December 31, 2023
Note 14. Entity-Wide Disclosure, page F-47

1. We note your response to prior comment 3. With a view toward future disclosure, please separately disclose the amount of revenue attributable to an individual foreign country, to the extent material.
Form 6-K furnished on November 13, 2024, page F-77

2. We note your response to prior comment 4. Please clarify whether you plan to reconcile Adjusted EBITDA to net income/(loss) as presented in the statement of operations under GAAP. We refer you to Question 103.02 of the Compliance and
       Disclosure Interpretations on Non-GAAP Financial Measures.
 January 23, 2025
Page 2

       Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-
551-3488 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology